Exhibit 99.155

EXECUTION VERSION

UNDERWRITING AGREEMENT

May 27, 2021

The Valens Company Inc.

96 Spadina Avenue, Suite 400 Toronto, Ontario

M5V 2J6

Attention: Tyler Robson, Chief Executive Officer

Dear Sirs/Mesdames:

Stifel Nicolaus Canada Inc. (“Stifel GMP” or the “Lead Underwriter”), as lead underwriter and sole bookrunner, along with ATB Capital Markets Inc., A.G.P./Alliance Global Partners, Canaccord Genuity Corp., Desjardins Securities Inc., Haywood Securities Inc., M Partners Inc. and Research Capital Corporation (collectively, the “Underwriters” and each individually, an “Underwriter”) hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 18 below, offer to purchase from The Valens Company Inc. (the “Corporation”) and the Corporation hereby agrees to issue and sell to the Underwriters, 12,122,000 units (the “Initial Units”) at a price of $3.30 per Initial Unit (the “Offering Price”) for aggregate gross proceeds of $40,002,600. Each Initial Unit will consist of one common share (a “Common Share”) in the capital of the Corporation (each such Common Share issued as part of an Initial Unit, a “Unit Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant” and each Warrant underlying an Initial Unit, a “Unit Warrant”). Each Warrant will entitle the holder to purchase one Common Share (a “Warrant Share”) at an exercise price of $4.15. The Warrants shall have a term of 36 months from the Closing Date (as defined below). In the event that the volume weighted average trading price of the Common Shares for ten (10) consecutive trading days exceeds $8.25, the Company may, within 10 business days of the occurrence of such event, deliver a notice (including a press release) to the holders of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice.

The Warrants shall be duly and validly created and issued pursuant to, and governed by, a warrant indenture (the “Warrant Indenture”) in a form acceptable to the Lead Underwriter, on behalf of the Underwriters, to be dated as of the Closing Date between the Corporation and the Transfer Agent (as defined below), in its capacity as warrant agent. The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture. In case of any inconsistency between the description of the Warrants in this Agreement and the terms of the Warrants set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern.

The Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) exercisable in whole or in part at any time, and from time to time, until that date which is 30 days following the Closing Date, to offer for sale such number of additional units (the “Over– Allotment Units”), Common Shares (the “Over-Allotment Shares”), and/or Warrants (the “Over-Allotment Warrants” and together with the Over-Allotment Units and Over-Allotment Shares, the “Over-Allotment Securities”) as is equal to 15% of the number of Initial Units sold under the Offering (as defined below), to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Over-Allotment Units at the Offering Price; (ii) Over-Allotment Shares at a price of $3.04 per Over-Allotment Share not accounting for value of acceleration of the Warrants; (iii) Over- Allotment Warrants at a price of $0.52 per Over-Allotment Warrant not accounting for value of acceleration of the Warrants; or (iv) any combination of Over-Allotment Units, Over-Allotment Shares and/or Over-Allotment Warrants, provided that, (A) the number of Over–Allotment Units does not exceed 1,818,300 Over-Allotment Units, (B) the number of Over-Allotment Shares does not exceed 1,818,300 Over-Allotment Shares, and (C) the number of Over-Allotment Warrants does not exceed 909,150 Over-Allotment Warrants. The Underwriters shall be under no obligation whatsoever to exercise the Over-Allotment Option in whole or in part.

The Common Shares issuable upon exercise of the Over-Allotment Warrants (including upon the exercise of the Warrants issuable as part of the Over-Allotment Units) are referred to herein as the “Over-Allotment Warrant Shares”. The Initial Units and the Over-Allotment Securities are collectively referred to in this Agreement as the “Offered Securities” and the offering of the Offered Securities by the Corporation is referred to in this Agreement as the “Offering”. The Offered Securities shall have the attributes described in and contemplated by the Prospectus (as defined below).

The Corporation has advised that: (i) it is current in the filing of all materials required to be filed under Canadian Securities Laws (as defined below) of each of the Qualifying Jurisdictions (as defined below); (ii) it has filed the Base Shelf Prospectus (as defined below) in each of the Qualifying Jurisdictions and the Principal Regulator (as defined below) has issued a decision document in respect thereof under NP 11-202 (as defined below) on behalf of itself and the other Securities Commissions (as defined below); and (iii) it is qualified to and shall file, as soon as possible after execution of this Agreement, the Prospectus Supplement (as defined below) as a supplement to the Base Shelf Prospectus in accordance with the requirements of NI 44-101 and NI 44-102 (as such terms are defined below).

The Underwriters may arrange for substituted purchasers (the “Substituted Purchasers”) for the Offered Securities, where such Substituted Purchasers are resident in the Selling Jurisdictions (as defined below). Each Substituted Purchaser shall purchase the Offered Securities at the Offering Price, and to the extent that Substituted Purchasers purchase Offered Securities, the obligations of the Underwriters to do so will be reduced by the number of Offered Securities purchased by the Substituted Purchasers from the Corporation.

The Underwriters propose to distribute the Offered Securities in the Qualifying Jurisdictions, pursuant to the Prospectus and may also distribute the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons (as defined below) in transactions that are exempt from the registration requirements of the U.S. Securities Act (as defined below) pursuant to the U.S. Private Placement Memorandum (as defined below), all in the manner contemplated by this Agreement.

Subject to Applicable Laws (as defined below), including applicable Securities Laws (as defined below) and the terms of this Agreement, the Offered Securities may also be distributed outside of Canada and the United States, in each jurisdiction as mutually agreed to by the Corporation and the Underwriters where they may be lawfully sold by the Underwriters without:

(i) giving rise to any requirement under the laws of such jurisdiction to prepare and/or file a prospectus or document having similar effect; or (ii) creating any ongoing compliance or continuous disclosure obligations for the Corporation pursuant to the laws of such jurisdiction.

The Underwriters may offer the Offered Securities at a price less than the Offering Price as described in further detail in Section 18 below, in compliance with Canadian Securities Laws and, specifically, the requirements of NI 44-101 and the disclosure concerning the same contained in the Prospectus.

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Corporation agrees to pay to the Underwriters the Commission (as defined below) at the Closing Time (as defined below).

TERMS AND CONDITIONS

The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

Section 1        Definitions and Interpretation

(1)	Where used in this Agreement or in any amendment hereto, the following terms have the following meanings, respectively:

“Agreement” means this underwriting agreement, as it may be amended from time to time;

“Anti-Money Laundering Laws” has the meaning ascribed thereto in Section 8(ff) of this Agreement;

“Applicable Laws” means all applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, or guidelines, the terms and conditions of any permits, including any judicial or administrative interpretation thereof, of any Governmental Authority, including without limitation the Cannabis Act, the Food and Drugs Act (Canada);

“associate”, “affiliate”, “insider” and “person” have the respective meanings given to them in the Securities Act;

“Base Shelf Prospectus” means the final short form base shelf prospectus of the Corporation dated January 28, 2021, including all of the Documents Incorporated by Reference therein;

“Business” means the business of the Corporation operating as a multi-licensed, vertically integrated provider of cannabis products and services utilizing proprietary extraction processes;

“Business Assets” means all tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, facilities, equipment, inventories and accounts receivable, by the Corporation and the Subsidiaries in connection with the Business;

“Business Day” means a day, other than a Saturday, a Sunday or statutory or civic holiday in the City of Toronto, Ontario and the City of Vancouver, British Columbia;

“Canadian Securities Laws” means, collectively, all applicable Securities Laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions, including the rules and policies of the TSX;

“Cannabis Act” means the Cannabis Act, SC 2018, c. 16, as the same may be amended from time to time and includes all successor or replacement legislation and any written and publicly available notices, guidance, guidelines, and ancillary rules or regulations promulgated thereunder or in connection therewith;

“Cannabis Regulations” means the Cannabis Regulations SOR/2018-144; “Claims” has the meaning ascribed thereto in Section 14 of this Agreement;

“Closing” means the completion of the sale of the Offered Securities and the purchase by the Underwriters of the Offered Securities pursuant to this Agreement;

“Closing Date” means June 1, 2021 or such earlier or later date as may be agreed to in writing by the Corporation and the Lead Underwriter, each acting reasonably;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Corporation and the Lead Underwriter;

“Commission” has the meaning ascribed thereto in Section 15 of this Agreement;

“Common Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Corporation” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Corporation’s Auditors” means KPMG LLP;

“COVID-19 Pandemic” means the pandemic resulting from the novel coronavirus disease (COVID-19);

“Debt Instrument” means any and all loans, bonds, notes, debentures, indentures, promissory notes, mortgages, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or a Subsidiary are a party or to which their property or assets are otherwise bound;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws or any of them;

“Documents Incorporated by Reference” means all financial statements, related management’s discussion and analysis, management information circulars, joint information circulars, annual information forms, material change reports or other documents filed by the Corporation, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Prospectus;

“Employee Plans” has the meaning ascribed thereto in Section 8(1)(qq) of this Agreement;

“Environmental Laws” means all Applicable Laws relating to the environment or environmental issues (including air, surface, water and stratospheric matters), pollution or protection of human health and safety, including without limitation relating to the release, threatened release, manufacture, processing, blending, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Financial Statements” means (i) the audited consolidated financial statements of the Corporation for the years ended November 30, 2020 and November 30, 2019, together with the notes thereto and the auditor’s report thereon and (ii) the condensed interim consolidated financial statements for the three months ended February 28, 2021, together with the notes thereto;

“Former Auditors” means Davidson & Company LLP;

“Government Official” means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority,

(b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

“Governmental Authority” means and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Green Roads Acquisition” means the proposed acquisition of all of the issued and outstanding shares of Green Roads Holdings LLC and its majority owned manufacturing subsidiary in a cash and share transaction for closing consideration of approximately US$40,000,000, plus up to an additional US$20,000,000 in contingent consideration payable upon the business achieving certain milestones, pursuant to the Green Roads Agreement;

“Green Roads Agreement” means the Plan of Merger and Securities Purchase Agreement by and among Green Roads Founders LLC, the Members of Green Roads Founders LLC, Green Roads Holdings LLC, the Members of Green Roads Holdings LLC, Clarity Labs LLC, the Members of Clarity Labs, LLC, the Corporation and VGR Merger Sub, Inc. dated April 26, 2021;

“Green Roads Entities” means, collectively, Green Roads Founders LLC, Green Roads Holdings LLC, Clarity Labs LLC and Green Roads of Florida LLC;

“Hazardous Materials” means chemicals, fluids, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“including” means including but not limited to;

“Indemnified Party” or “Indemnified Parties” have the meanings ascribed thereto in Section 14 of this Agreement;

“Initial Units” has the meaning ascribed thereto in the first paragraph of this Agreement; “Labs” means Valens Labs Ltd., a wholly-owned subsidiary of the Corporation;

“Lead Underwriter” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Licences” means (i) the standard processing and standard cultivation licence issued by Health Canada to VAL on November 9, 2018, each issued pursuant to section 62(1) of the Cannabis Act, as renewed and amended by Health Canada from time to time, granting VAL the authority to possess cannabis, obtain dried cannabis, fresh cannabis, cannabis plants or cannabis plant seeds by cultivating, propagating and harvesting cannabis, produce cannabis, other than obtain it by cultivating, propagating or harvesting it, and sell cannabis including to a person that is authorized under a provincial Act referred to in subsection 69(1) of the Act to sell cannabis; (ii) the licence issued by Health Canada to VAL on January 11, 2019 for analytical testing under the Cannabis Act used for the purpose of conducting analytical testing on cannabis materials for both individuals as well as licence holders; (iii) the licence issued by Health Canada to VAL on July 10, 2020 for research under the Cannabis Act used for the purposes of conducting sensory evaluations on novel cannabis products;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

“Losses” has the meaning ascribed thereto in Section 14 of this Agreement;

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“Marketing Materials” means the term sheet for the Offering agreed to between the Corporation and Stifel GMP dated May 25, 2021;

“Material Adverse Effect” means any event, change, fact, or state of being which could reasonably be expected to have a significant and adverse effect on the business, affairs, capital, operation, properties, permits, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Corporation and its Subsidiaries considered on a consolidated basis;

“Material Agreement” means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents, including licences, sub-licenses, supply agreements, manufacturing agreements, distribution agreements, sales agreements, or any other similar type agreements, to which the Corporation or any Subsidiary is a party or to which their Business Assets are otherwise bound, and which is material to the Corporation and the Subsidiaries on a consolidated basis;

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“Offered Securities” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Offering” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Offering Documents” means the Prospectus and, if applicable, the U.S. Private Placement Memorandum;

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Over-Allotment Option” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Over-Allotment Shares” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Over-Allotment Warrants” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Over-Allotment Warrant Shares” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Principal Regulator” means the Ontario Securities Commission;

“Prospectus” means, collectively, the Base Shelf Prospectus, the Prospectus Supplement and any Prospectus Amendment;

“Prospectus Amendment” means, collectively, any amendment to the Prospectus Supplement, and any ancillary materials that may be filed by or on behalf of the Corporation under any of the Canadian Securities Laws relating to the distribution of the Offered Securities under applicable Canadian Securities Laws;

“Prospectus Supplement” means the prospectus supplement to the Base Shelf Prospectus, to be dated on or about May 27, 2021 and including the Documents Incorporated by Reference therein;

“provide” in the context of sending or making available marketing materials to a potential investor of Offered Securities has the meaning ascribed thereto under Canadian Securities Laws, whether in the context of a “road show” (as defined in NI 41-101) or otherwise;

“Public Disclosure Record” means collectively, all of the documents which have been filed on www.sedar.com since January 1, 2019 by or on behalf of the Corporation with the Securities Commissions pursuant to the requirements of Canadian Securities Laws;

“Qualified Institutional Buyers” means “qualified institutional buyers” as such term is defined in Rule 144A(a)(1) of the U.S. Securities Act;

“Qualifying Jurisdictions” means the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act; “Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Repayment Event” means any event or condition which gives the holder of any Debt Instrument (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a material portion of such indebtedness by the Corporation or the Subsidiaries;

“Rule 144A” means Rule 144A under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario);

“Securities Commissions” means the securities regulatory authority in each of the Qualifying Jurisdictions;

“Securities Laws” means collectively, Canadian Securities Laws, U.S. Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

“Securities Regulators” means collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Selling Jurisdictions” means, collectively, each of the Qualifying Jurisdictions and may also include the United States and any other jurisdictions outside of Canada and the United States as mutually agreed to by the Corporation and the Underwriters;

“subsidiary” or “subsidiaries” has the meaning ascribed thereto in the Securities Act;

“Subsidiaries” has the meaning ascribed thereto in Section 8(1)(a) of this Agreement;

“Substituted Purchasers” has the meaning ascribed thereto in the sixth paragraph of this Agreement;

“template version” has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“Transfer Agent” means Computershare Trust Company of Canada; “TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“Unit Share” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Unit Warrant” has the meaning ascribed thereto in the first paragraph of this Agreement;

“U.S. Affiliates” means the Underwriters’ respective United States registered broker dealer affiliates;

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Private Placement Memorandum” means the private placement offering memorandum in the event of an offering of the Offered Securities in the United States, which will include and supplement the Prospectus;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations made under the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made under the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including, without limitation, the U.S. Exchange Act and U.S. Securities Act;

“VAL” means Valens Agritech Ltd., a wholly owned subsidiary of the Corporation;

“Warrant” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Warrant Indenture” has the meaning ascribed thereto in the second paragraph of this Agreement; and

“Warrant Share” has the meaning ascribed thereto in the first paragraph of this Agreement.

(2)	Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.

(3)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(4)	Any reference in this Agreement to $ or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(5)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” Subsidiaries

Schedule “B” Compliance with United States Securities Laws (if applicable)

Section 2       Attributes of the Offered Securities.

(1)	The Offered Securities to be sold by the Corporation hereunder shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Offering Documents.

(2)	The Underwriters severally agree not to offer or sell the Offered Securities in such a manner as to require registration of any of them or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions and to distribute or offer the Offered Securities only in the Selling Jurisdictions and in accordance with all applicable Securities Laws. The Corporation and each Underwriter acknowledge that, in the event of any offer or resale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, the Underwriters acting through their U.S. Affiliates will offer and resell the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons only to Qualified Institutional Buyers pursuant to Rule 144A, all in accordance with Schedule “B”, which terms and conditions are hereby incorporated by reference in and shall form a part of this Agreement, provided that no such action on the part of the Underwriters or their U.S. Affiliates shall in any way oblige the Corporation to register any Offered Securities under the U.S. Securities Laws or the Securities Laws of any state of the United States. The Underwriters and the Corporation acknowledge and agree that notwithstanding anything contained in this Agreement, A.G.P./Alliance Global Partners is not registered to sell securities in any Qualifying Jurisdiction and that the Prospectus will not qualify any Offered Securities sold to investors in any jurisdiction outside of Canada by A.G.P./Alliance Global Partners pursuant to the Offering.

(3)	Notwithstanding the foregoing, an Underwriter will not be liable to the Corporation under this section or Schedule “B” with respect to a violation by another Underwriter or its U.S. Affiliate(s) of the provisions of this section or Schedule “B” if the former Underwriter or its U.S. Affiliate, as applicable, is not itself also in violation.

Section 3        Certain Obligations of the Corporation

(1)	As soon as practicable after the execution of this Agreement, the Corporation will prepare and file the Prospectus Supplement, including copies of any documents or information incorporated by reference therein, with the Securities Commissions, and in any event no later than 10:00 p.m. (Toronto time) on May 27, 2021, and will have taken all other steps and proceedings that may be necessary in order to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Offered Securities under Canadian Securities Laws and who comply with Canadian Securities Laws.

(2)	Until the distribution of the Offered Securities has been completed, the Corporation will permit the Underwriters and their counsel to participate fully in the preparation of, and to approve the form of, the Prospectus Supplement, review any Documents Incorporated by Reference therein and to conduct all due diligence investigations that they reasonably require in order to fulfil their obligations as Underwriters under Canadian Securities Laws and in order to enable them to responsibly execute the certificate in the Prospectus Supplement required to be executed by them.

(3)	Until the distribution of the Offered Securities has been completed, the Corporation will promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under Canadian Securities Laws to continue to qualify the Offered Securities for distribution in the Qualifying Jurisdictions or in the event that the Offered Securities have, for any reason, ceased to so qualify, to again so qualify the Offered Securities and to ensure that the Offered Securities are freely tradable in the Qualifying Jurisdictions, except for a trade that is a control distribution (within the meaning of Canadian Securities Laws).

(4)	Until the distribution of the Offered Securities has been completed, the Corporation will provide to the Underwriters and their counsel reasonable access during normal business hours to the officers, employees, facilities, books and records of the Corporation and its Subsidiaries in order to conduct all due diligence which the Underwriters may reasonably require to conduct in order to fulfill their obligations as Underwriters and in order to enable the Underwriters to execute the certificate in the Prospectus Supplement required to be executed by them. During such period, the Corporation will make available its directors, officers, the Corporation’s Auditors and Former Auditors to answer any questions which any of the Underwriters may have, acting reasonably, and to participate in one or more due diligence sessions to be held prior to the Closing Time.

Section 4        Distribution of the Offered Securities, Marketing Materials and Certain Obligations of the Underwriters

(1)	During the course of the distribution of the Offered Securities by or through the Underwriters, the Underwriters will offer and sell the Offered Securities to the public only in those jurisdictions where they may be lawfully offered for sale or sold and in compliance with Canadian Securities Laws. The Underwriters will not solicit offers to purchase or sell the Offered Securities so as to require registration thereof or filing of a prospectus, registration statement or similar document with respect thereto, or that will result in the Corporation being subject to continuous disclosure or similar obligations under the laws of any jurisdiction (other than the Qualifying Jurisdictions), including the United States. The Underwriters may, however, offer and sell the Offered Securities outside Canada, where they may be lawfully sold on a basis exempt from the prospectus and registration requirements or similar requirements of any such jurisdictions.

(2)	The Underwriters will use their reasonable best efforts to complete, and to cause the Selling Firms to complete, the distribution of the Offered Securities as promptly as possible and the Lead Underwriter will promptly notify the Corporation in writing of the completion of the distribution of the Offered Securities. After the Closing Time and in any event no later than 30 days following the Closing Date, the Lead Underwriter will provide the Corporation with such information as it may require with respect to the proceeds realized in each of the Qualifying Jurisdictions from the distribution of the Offered Securities for the purpose of payment of filing fees and as to distribution of the Offered Securities for the purposes of listing the Common Shares on the TSX.

(3)	For the purposes of this Section 4, the Underwriters will be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Base Shelf Prospectus has been obtained from the applicable Canadian Securities Regulator and the Prospectus Supplement filed.

(4)	In connection with the distribution of the Offered Securities:

(a)	the Corporation may prepare, in consultation with the Lead Underwriter, and approve in writing, prior to the time the marketing materials are provided to potential investors, a template version of any of the marketing materials that the Corporation and the Lead Underwriter agree will be provided by the Underwriters to any potential investor; such marketing materials shall comply with Canadian Securities Laws and be acceptable in form and substance to the Lead Underwriter, acting reasonably, and such template version shall be approved in writing by the Lead Underwriter, prior to the time the marketing materials are provided to potential investors;

(b)	the Corporation shall file the template version of the marketing materials referred to in Subsection 4(4)(a) above, with the Securities Commissions as soon as reasonably practicable after the template version of the marketing materials is so approved in writing by the Corporation and by the Lead Underwriter and in any event on or before the day the marketing materials are first provided to any potential investor; and

(c)	any comparables shall be redacted from the template version of the marketing materials in accordance with NI 41-101 prior to filing such template version with the Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Commissions by the Corporation as required by Canadian Securities Laws.

(5)	Following the approvals and filings set forth in the foregoing paragraphs, the Underwriters may provide a limited-use version of the marketing materials to potential investors to the extent permitted by Canadian Securities Laws.

(6)	The Corporation shall prepare and file a revised template version of any marketing materials provided to potential investors in connection with the Offering where required under Canadian Securities Laws, and the foregoing paragraphs above shall also apply to such revised template version.

(7)	During the period of distribution of the Offered Securities, the Corporation and the Underwriters covenant and agree:

(a)	not to provide any potential investor with any marketing materials unless a template version of such marketing materials has been or will be filed by the Corporation with the Securities Commissions on or before the day such marketing materials are first provided to any potential investor; and

(b)	not to provide any potential investor with any materials or information in relation to the distribution of the Offered Securities other than: (i) such marketing materials for which the template versions thereof have been approved and filed in accordance with the foregoing paragraphs, (ii) the Prospectus in accordance with this Agreement, and (iii) any standard term sheet (as defined in NI 41-101) approved in writing by the Corporation and the Lead Underwriter.

(8)	No Underwriter will be liable under this Section with respect to a default by any of the other Underwriters or a Selling Firm appointed by any of the other Underwriters.

Section 5        Delivery of the Prospectus and Related Matters

(1)	Contemporaneously with or prior to the filing of the Prospectus Supplement or any Prospectus Amendment, as the case may be, the Corporation will deliver to the Underwriters (and in the case of Subsection 5(1)(b) below the Corporation will use its commercially reasonable efforts to deliver), without charge:

(a)	a copy of the Prospectus Supplement or any Prospectus Amendment, as the case may be, including all Documents Incorporated by Reference therein that have not been previously delivered to the Underwriters or that are not generally available on SEDAR, signed and certified as required by Canadian Securities Laws;

(b)	a copy of any other document required to be filed by the Corporation in compliance with Canadian Securities Laws; and

(c)	one or more “long form” comfort letters from each of the Corporation’s Auditors and Former Auditors dated the date of the Prospectus Supplement, in form and substance satisfactory to the Lead Underwriter, acting reasonably, addressed to the Underwriters and the board of directors of the Corporation relating to the verification of financial and accounting information and other numerical data of a financial nature contained in or incorporated or deemed to be incorporated by reference in the Prospectus and matters involving changes or developments since the respective dates as of which specified financial information is given in the Prospectus Supplement, and containing statements and information of the type ordinarily included in “comfort letters” to Underwriters in connection with an offering of securities, to a date not more than two Business Days prior to the date of such letter.

(2)	In the event that the Corporation is required to prepare a Prospectus Amendment, the Corporation will also prepare and deliver promptly to the Underwriters signed and certified copies of such Prospectus Amendment along with all Documents Incorporated by Reference therein that have not been previously delivered to the Underwriters. Any Prospectus Amendment will be in form and substance satisfactory to the Underwriters, acting reasonably. Concurrently with the delivery of any Prospectus Amendment, the Corporation will deliver to each of the Underwriters, with respect to such Prospectus Amendment, documents similar to those referred to in Subsection 5(1)(b) and to the extent that such Prospectus Amendment contains financial, accounting or statistical data, documents similar to those referred to in Subsection 5(1)(c).

(3)	Promptly after the filing of the Prospectus Supplement in the Qualifying Jurisdictions and in any event not later than the Business Day immediately following the filing thereof, the Corporation will deliver, without charge, to the Underwriters, commercial copies of the Prospectus, in such numbers and in such places as the Underwriters may reasonably request by written instructions to the printer of the Prospectus or to the Corporation.

(4)	Each delivery of the Prospectus by the Corporation to the Underwriters will constitute the consent of the Corporation to the use of such document, as applicable, in connection with the Offering and will constitute the representation and warranty of the Corporation to the Underwriters that, at the respective times of such delivery:

(a)	all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters in writing expressly for inclusion therein) contained therein:

(i)	are true and correct in all material respects and contain no misrepresentation; and

(ii)	constitute full, true and plain disclosure of all material facts relating to the Offered Securities and to the Corporation and its Subsidiaries considered as a whole;

(b)	such document does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made (except statements or facts relating solely to the Underwriters and provided by the Underwriters expressly for inclusion therein); and

(c)	such document complies with Canadian Securities Laws at the time filed and at the time when it is first sent or delivered to a purchaser or potential purchaser.

Section 6        Material Change.

(1)	During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing with full particulars of:

(a)	any material change (actual, anticipated, contemplated or threatened) in respect of the Corporation or the Subsidiaries considered on a consolidated basis;

(b)	any material fact in respect of the Corporation which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such document; and

(c)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents which fact or change is, or may be, of such a nature as to render any statement in such Offering Document misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Document or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with Securities Laws.

(2)	During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under Canadian Securities Laws and U.S. Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Prospectus Amendment or other document without first providing the Underwriters with a copy of such Prospectus Amendment or other document and consulting with the Underwriters with respect to the form and content thereof. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether written notice need be given under this Section 6.

(3)	If during the period of distribution of the Offered Securities there shall be any change in Canadian Securities Laws or other laws which results in any requirement to file a Prospectus Amendment, the Corporation will promptly prepare and file such Prospectus Amendment with the appropriate Securities Commissions where such filing is required, provided that the Corporation shall have allowed the Underwriters and its counsel to participate in the preparation and review of any Prospectus Amendment.

(4)	During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Corporation will notify the Underwriters promptly:

(a)	when any Prospectus Amendment has been filed;

(b)	of any request by any Securities Commission for any Prospectus Amendment or for additional information;

(c)	of the suspension of the qualification of any of the Offered Securities for offering, sale, issuance, or grant, as applicable, in any jurisdiction, or of any order suspending or preventing the use of the Offering Documents (or any Prospectus Amendment) or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose; and

(d)	of the issuance by any Securities Commission or any stock exchange of any order having the effect of ceasing or suspending the distribution of the Common Shares or Warrants or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose. The Corporation will use its reasonable best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the distribution of the Common Shares or Warrants or the trading in the shares of the Corporation and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

Section 7        Regulatory Approvals.

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the Offered Securities for offer and sale and the grant of the Over-Allotment Option, under the Canadian Securities Laws and in maintaining such qualifications in effect for so long as required for the distribution of the Offered Securities.

Section 8        Representations and Warranties of the Corporation.

(1)	The Corporation represents and warrants to each of the Underwriters, and acknowledges that each of them is relying upon such representations and warranties in connection with the purchase of the Offered Securities, that:

(a)	Good Standing of the Corporation. The Corporation (i) is a corporation existing under the laws of Canada and is and will at the Closing Time be current and up-to-date with all material filings required to be made and in good standing under the Canada Business Corporations Act, (ii) has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets and Licences, and to conduct its Business as now carried on by it or proposed to be carried on by it as described in the Offering Documents including with respect to activities conducted under the Licences and pursuant to the Cannabis Act, and (iii) has, and at the time of execution of the Warrant Indenture will have, all requisite corporate power and authority to issue and sell the Offered Securities and to grant the Over-Allotment Option and to execute, deliver and perform its obligations under this Agreement and the Warrant Indenture.

(b)	Good Standing of Subsidiaries. The Corporation’s only wholly-owned subsidiaries are listed in Schedule “A” (collectively, the “Subsidiaries”) which schedule is true, complete and accurate in all respects. Each Subsidiary is formed, organized and existing under the laws of the jurisdiction set out in Schedule “A”, is current and up-to-date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets, and to conduct its business as is now carried on by it or proposed to be carried on by it as described in the Offering Documents, and it duly qualified to transact business and it is in good standing in each jurisdiction in which such qualification is required. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Corporation, free and clear of any Liens, and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of the Subsidiaries.

(c)	No Proceedings for Dissolution. No act or proceeding has been taken by or against the Corporation or the Subsidiaries in connection with their liquidation, winding-up or bankruptcy, or to their knowledge are pending.

(d)	Share Capital of the Corporation. The authorized and issued share capital of the Corporation consists of an unlimited number of Common Shares of which 159,706,080 Common Shares were issued and outstanding as at the close of business on May 26, 2021. The description of the attributes of the authorized and issued share capital of the Corporation as set out under the heading “Description of Securities Being Distributed” in the Prospectus is true and correct. Neither the Corporation nor the Subsidiaries are party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any securities of the Corporation or its Subsidiaries.

(e)	Share Capital of Subsidiaries. The authorized and issued share capital of the Subsidiaries as set forth in Schedule “A” hereto is true and correct.

(f)	Form of Share Certificates. The forms of certificate respecting the Common Shares has been approved and adopted by the board of directors of the Corporation and do not conflict with any Applicable Laws and comply with the rules and regulations of the TSX.

(g)	Common Shares are Listed. The Common Shares are listed and posted for trading on the TSX, and neither the Corporation nor any of the Subsidiaries have taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX.

(h)	Stock Exchange Compliance. The Corporation is, and will at the Closing Time be, in compliance in all material respects with the by-laws, policies, rules and regulations of the TSX existing on the date hereof.

(i)	No Cease Trade Orders. No order ceasing or suspending trading in the securities of the Corporation or prohibiting the sale of securities by the Corporation has been issued by an exchange or securities regulatory authority, and no proceedings for this purpose have been instituted, or are, to the Corporation’s knowledge, pending, contemplated or threatened.

(j)	Reporting Issuer Status. The Corporation is a “reporting issuer” in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, and is not currently in default of any requirement of the Canadian Securities Laws of such jurisdictions and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions.

(k)	Common Shares Validly Issued. The Unit Shares, at or prior to the Closing Time, the Warrant Shares, upon the exercise of the Unit Warrants, the Over-Allotment Shares, upon closing of the Over-Allotment Option, the Over-Allotment Warrant Shares, upon the exercise of the Over-Allotment Warrants, shall be duly and validly authorized for issuance and sale pursuant to this Agreement and when issued and delivered by the Corporation pursuant to this Agreement, against payment of the consideration therefor, will be validly issued as fully paid and non-assessable Common Shares.

(l)	Warrants Validly Issued. The Unit Warrants and Over-Allotment Warrants have been duly authorized for issuance and sale pursuant to this Agreement and the Warrant Indenture, and the maximum number of Common Shares issuable upon due exercise of the Unit Warrants and Over-Allotment Warrants have been duly authorized for issuance upon due exercise of such Warrants in accordance with the terms of the Warrant Indenture and, when so issued, will be validly issued, fully paid and non-assessable. Such Common Shares, upon issuance upon due exercise of any Warrants, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(m)	Qualified Investments. Subject to the qualifications and limitations described under “Eligibility for Investment” in the Prospectus, the Offered Securities will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, a registered disability savings plan and tax free savings accounts.

(n)	Registrar and Transfer Agent. Computershare Trust Company of Canada at its principal offices in Toronto, Ontario has been duly appointed as transfer agent and registrar for the Common Shares, and as at the Closing Time, will be duly appointed as warrant agent for the Warrants.

(o)	Absence of Rights. As of the date hereof, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation except as set forth on the Public Disclosure Record or as otherwise disclosed to the Underwriters. The Offered Securities, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(p)	Corporate Actions. The Corporation has taken, or will have taken prior to the Closing Time, all necessary corporate action, (i) to authorize the execution, delivery and performance of this Agreement and the Warrant Indenture, (ii) to authorize the execution and filing, as applicable, of the Offering Documents, (iii) to validly issue and sell the Offered Securities, (iv) to validly reserve for issuance the Warrant Shares and Over-Allotment Warrant Shares, and (vi) to validly issue the Warrant Shares and Over-Allotment Warrant Shares upon due exercise of the Unit Warrants and Over-Allotment Warrants, respectively, as fully paid and non- assessable Common Shares.

(q)	Valid and Binding Documents. This Agreement has been, and at the time of execution of the Warrant Indenture such documents will have been, duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitation Act (Ontario).

(r)	No Consents, Approvals etc. The execution and delivery of this Agreement and the Warrant Indenture, as applicable, and the fulfilment of the terms of such documents by the Corporation and the issuance, sale and delivery of the Offered Securities do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange or other third party (including under the terms of any Material Agreement or Debt Instrument), except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Time under the Securities Laws or the rules of the TSX, including in compliance with the Securities Laws regarding the distribution of the Offered Securities in the Qualifying Jurisdictions, and (ii) such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Securities Laws, as may be required in connection with the Offering.

(s)	Continuous Disclosure. The Corporation is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material fact or material change relating to the Corporation which has not been publicly disclosed and the information and statements in the Public Disclosure Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading, and the Corporation has not filed any confidential material change reports which remain confidential as at the date hereof. There are no circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act and analogous provisions under Securities Laws in the other Qualifying Jurisdictions.

(t)	Forward-Looking Information. With respect to forward-looking information contained in the Corporation’s public disclosure documents, including for certainty the Documents Incorporated by Reference:

(i)	the Corporation has a reasonable basis for the forward-looking information; and

(ii)	all material forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identify material risk factors that could cause actual results to differ materially from the forward-looking information; and accurately state the material factors or assumptions used to develop forward-looking information.

(u)	Financial Statements. The Financial Statements;

(i)	present fairly, in all material respects, the financial position of the Corporation on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Corporation on a consolidated basis for the periods specified in such Financial Statements;

(ii)	have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved; and

(iii)	do not contain any misrepresentations, with respect to the period covered by the Financial Statements.

(v)	Off-Balance Sheet Transactions. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise.

(w)	Accounting Policies. There has been no change in accounting policies or practices of the Corporation or its Subsidiaries other than as disclosed in the Financial Statements.

(x)	Liabilities. Neither the Corporation nor the Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; or (ii) which would not, individually or in the aggregate, have a Material Adverse Effect.

(y)	Independent Auditors. The Corporation’s Auditors are, and the Former Auditors were, at the time they were auditors of the Corporation, independent with respect to the Corporation within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with such auditors during the last three years.

(z)	Accounting Controls. The Corporation maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to monies and investments is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(aa)	Purchases and Sales. Except as disclosed in the Offering Documents, neither the Corporation nor the Subsidiaries have approved, has entered into any agreement in respect of, or has any knowledge, as the case may be, of:

(i)	the purchase of any Business Assets or any interest therein, or the sale, transfer or other disposition of any Business Assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares, or otherwise;

(ii)	a transaction which would result in the change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets of the Corporation or any Subsidiary or otherwise) of the Corporation or any Subsidiary; or

(iii)	a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or common shares of the Subsidiaries.

(bb)	Title to Business Assets. The Corporation and the Subsidiaries have good, valid and marketable title to and have all necessary rights in respect of all of their Business Assets as owned, leased, licensed, loaned, operated or used by them or over which they have rights, free and clear of Liens, and no other rights or Business Assets are necessary for the conduct of the Business as currently conducted or as proposed to be conducted. The Corporation knows of no claim or basis for any claim that might or could have a Material Adverse Effect on the rights of the Corporation or the Subsidiaries to use, transfer, lease, license, operate, sell or otherwise exploit such Business Assets and neither the Corporation nor any Subsidiary has any obligation to pay any commission, license fee or similar payment to any person in respect thereof, other than as disclosed in the Offering Documents and there are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in the Business Assets.

(cc)	Compliance with Laws, Regulatory Approvals and Licences. The Corporation is an approved licensed producer in the Canadian cannabis industry and all operations of the Corporation in respect of or in connection with the Business Assets have been and continue to be conducted in accordance with best industry practices and, to the knowledge of the Corporation, in material compliance with all Applicable Laws and the Licences, including with respect to individuals employed by or associated with the Corporation and the Subsidiaries that are required to hold a security clearance under the Cannabis Act and related regulations. The Corporation and the Subsidiaries have obtained and are in compliance with all Licences to permit them to conduct their Business as currently conducted or proposed to be conducted and the Corporation and each Subsidiary is not aware of any circumstance that would affect any security clearances. All of the Licences issued to date are valid and in full force and effect and neither the Corporation nor any Subsidiary has received any correspondence or notice from any Governmental Authority alleging or asserting material non-compliance with any Applicable Laws or Licences. Neither the Corporation nor any Subsidiary has received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Licences or any notice advising of the refusal to grant any Licence that has been applied for or is in process of being granted, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. The Corporation and its Subsidiaries have filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by Applicable Laws or the Licences and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

(dd)	Research and Development. All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Corporation and the Subsidiaries in connection with their business is being conducted in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Business and all such processes, procedures and practices required in connection with such activities are in place as necessary and are being complied with in all material respects. Neither the Corporation nor any Subsidiary has ever received any notice or communication from any customer or Governmental Authority (including Health Canada) alleging a material defect, an issue requiring a recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Corporation or any Subsidiary to a customer which defect, recall, quarantine or claim would, individually or in the aggregate, have a Material Adverse Effect and, to the Corporation’s knowledge, there are no circumstances that would give rise to any such recall, quarantine or claims.

(ee)	Business Relationships. All agreements with third parties in connection with the Business have been entered into and are being performed by the Corporation and the Subsidiaries and, to the knowledge of the Corporation, by all other third parties thereto, in compliance with their terms. There exists no actual or, to the knowledge of the Corporation, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of the Corporation or the Subsidiaries, with any supplier or customer, or any group of suppliers or customers whose business with or whose purchases or inventories/components provided to the business of the Corporation or the Subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of the Corporation or the Subsidiaries. All such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent the Corporation or the Subsidiaries from conducting such business with any such third parties in the same manner in all material respects as currently conducted or proposed to be conducted.

(ff)	Privacy Protection. Each of the Corporation and the Subsidiaries have security measures and safeguards in place to protect personal information it collects from registered patients and customers and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. The Corporation and the Subsidiaries have complied, in all material respects, with all applicable privacy and consumer protection legislation and neither has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner. The Corporation and the Subsidiaries have taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse.

(gg)	Intellectual Property. The Corporation and the Subsidiaries own or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of their respective businesses, and the Corporation is not aware of any bona fide claim to the contrary or any challenge by any other person to the rights of the Corporation and the Subsidiaries with respect to the foregoing. To the knowledge of the Corporation, the Corporation’s business, including that of the Subsidiaries, as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person. No bona fide claim has been made against the Corporation or the Subsidiaries alleging the infringement by the Corporation or the Subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.

(hh)	Environmental and Workplace Laws. Each of the Corporation and the Subsidiaries is currently in compliance, in all material respects, with all Environmental Laws, including all reporting and monitoring requirements thereunder, and there are no pending or, to the knowledge of the Corporation, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, Liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws. Neither the Corporation nor the Subsidiaries have ever received any notice of any non-compliance in respect of Environmental Laws, there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation under Environmental Laws or relating to any Hazardous Materials and there are no permits required under Environmental Laws for the conduct of the Business. The facilities and operations of the Corporation and the Subsidiaries are currently being conducted, and to the knowledge of the Corporation have been conducted, in all material respects in accordance with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies.

(ii)	Insurance. The Corporation and the Subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their Business Assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the Subsidiaries, and their respective directors, officers and employees, and the Business Assets, are in good standing and in full force and effect in all material respects, and not in default. Each of the Corporation and the Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business at a cost that would not have a Material Adverse Effect, and neither the Corporation nor the Subsidiaries have failed to promptly give any notice of any material claim thereunder.

(jj)	Material Agreements and Debt Instruments. All Material Agreements and Debt Instruments have been described or disclosed in the Offering Documents and each Material Agreement and Debt Instrument is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Corporation and the Subsidiaries have, in all material respects, performed all obligations in a timely manner under, and are in compliance, in all material respects, with all terms and conditions (including any financial covenants) contained in each Material Agreement and Debt Instrument. Neither the Corporation nor the Subsidiaries are in material breach, violation or default nor has it received any notification from any party claiming that the Corporation or such Subsidiary is in material breach, violation or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Corporation, is in material breach, violation or default of any term under any Material Agreement or Debt Instrument.

(kk)	No Material Changes. Since November 30, 2020, other than as disclosed in the Prospectus (a) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Corporation and the Subsidiaries considered as one enterprise, and (b) there have been no transactions entered into by the Corporation or the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Corporation and the Subsidiaries considered as one enterprise.

(ll)	Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Authority, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any subsidiary or the Business Assets (including in respect of any product liability claims) which is required to be disclosed in the Offering Documents, and which if not so disclosed, or which if determined adversely, would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which the Corporation or the Subsidiaries is a party or of which any of their respective property or assets is subject, which are not described in the Offering Documents would not reasonably be expected to result in a Material Adverse Effect.

(mm)	Absence of Defaults and Conflicts. Neither the Corporation nor any of the Subsidiaries is in material violation, default or breach of, and the execution, delivery and performance of this Agreement, the Offering Documents and the consummation of the transactions and compliance by the Corporation with its obligations hereunder and thereunder, the sale of the Offered Securities do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event or the creation or imposition of any Lien upon any property or assets of the Corporation, including the Business Assets, or the Subsidiaries under the terms or provisions of (i) any Material Agreements or Debt Instruments, (ii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of the Corporation or the Subsidiaries, (iii) any existing Applicable Laws, including Securities Laws, or (iv) any judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Corporation, or the Subsidiaries or any of their assets, properties or operations.

(nn)	Labour Matters. No material work stoppage, strike, lock-out, labour disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Corporation or the Subsidiaries currently exists or, to the knowledge of the Corporation, is imminent or pending and the Corporation and the Subsidiaries are in material compliance with all provisions of all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

(oo)	Employment Standards. There are no material complaints against the Corporation or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Corporation. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any material obligation upon the Corporation or the Subsidiaries to do or refrain from doing any act. The Corporation and Subsidiaries are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(pp)	Collective Bargaining Agreements. Neither the Corporation nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the knowledge of the Corporation, no action has been taken or is being contemplated to organize or unionize any other employees of the Corporation or any Subsidiary that would have a Material Adverse Effect.

(qq)	Employee Plans. The Offering Documents disclose, to the extent required by applicable Canadian Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(rr)	Taxes. All tax returns, reports, elections, remittances and payments of the Corporation and the Subsidiaries required by Applicable Law have been filed or made (as the case may be) in any applicable jurisdiction and are true, complete and correct except where the failure to make such filing, election, or remittance and payment would not constitute a Material Adverse Effect, and all taxes of the Corporation and of the Subsidiaries have been paid or accrued in the Financial Statements (except as any extension may have been requested or granted and in any case in which the failure to file, pay or accrue such taxes would not result in a Material Adverse Effect). There are no examinations of any tax return of the Corporation or the Subsidiaries currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries.

(ss)	Anti-Bribery Laws. Neither the Corporation nor any Subsidiary nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Corporation and the Subsidiaries, including Canada’s Corruption of Foreign Public Officials Act or the U.S. Foreign Corrupt Practices Act of 1977, as amended, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Corporation or the Subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Corporation nor the Subsidiaries nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Corporation, a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(tt)	No Significant Acquisitions. The Corporation has not completed any “significant acquisition” (within the meaning of such term under NI 51-102) nor is it proposing any “probable acquisitions” (within the meaning of such term under NI 44-101F1) that would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Prospectus or the filing of a Business Acquisition Report pursuant to Canadian Securities Laws.

(uu)	Corporation Short Form Eligible. The Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Base Shelf Prospectus and the Prospectus Supplement there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Securities that will not have been filed as required.

(vv)	Compliance with Laws. The Corporation has complied, or will have complied, in all material respects with all relevant statutory and regulatory requirements required to be complied with prior to the Closing Time in connection with the Offering. Neither the Corporation nor any Subsidiary is aware of any legislation or proposed legislation, which they anticipate will have a Material Adverse Effect.

(ww)	No Loans. Except as disclosed in the Financial Statements, neither the Corporation nor any Subsidiary has made any material loans to or guaranteed the material obligations of any person.

(xx)	Directors and Officers. None of the directors or officers of the Corporation are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(yy)	Minute Books and Records. The minute books and records of the Corporation and the Subsidiaries made available to counsel for the Underwriters in connection with their due diligence investigation of the Corporation for the periods requested to the date hereof are all of the minute books and material records of the Corporation and the Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation and the Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation and the Subsidiaries.

(zz)	No Dividends. During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing. There are no restrictions upon or impediments to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation in the constating documents or in any Material Agreements or Debt Instruments.

(aaa)	Fees and Commissions. Other than the Underwriters pursuant to this Agreement, there is no other person acting at the request of the Corporation, or to the knowledge of the Corporation, purporting to act who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(bbb)	Entitlement to Proceeds. Other than the Corporation, there is no person that is or will be entitled to demand any of the net proceeds of the Offering.

(ccc)	Related Parties. Except as described or disclosed in the Offering Documents, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and any Subsidiary, on a consolidated basis. Neither the Corporation nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (within the meaning of the Income Tax Act (Canada)) with them.

(ddd)	Sales by Insiders. To the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it other than has been disclosed to the Underwriters.

(eee)	Anti-Money Laundering. The operations of the Corporation and the Subsidiaries (or any related party thereof) are and have been conducted at all times in compliance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, all applicable financial recordkeeping and reporting requirements, the applicable anti- money laundering statutes of jurisdictions where the Corporation and the Subsidiaries (or any related party thereof) conduct business, the rules and regulations thereunder and any related or similar rules or regulations, issued, administered or enforced by any governmental agency applicable to the Corporation and the Subsidiaries (or any related party thereof) (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation and the Subsidiaries (or any related party thereof) with respect to the Anti-Money Laundering Laws is, to the knowledge of the Corporation, pending or threatened.

(fff)	Exchange Compliance. The Corporation is, and will at the Closing Time be, in compliance in all material respects with the by-laws, policies, rules and regulations of the TSX existing on the date hereof. The outstanding Common Shares will be listed and posted for trading on the TSX at the Closing Time and neither the Corporation nor the Subsidiaries has taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX.

(ggg)	Prospectus. The information and statements contained in the Prospectus (except information and statements relating solely to the Underwriters and furnished by them in writing specifically for use therein) will, at the time of delivery of the Prospectus: (i) be true and correct in all material respects; (ii) contain no misrepresentation relating to the Corporation and its Subsidiaries or the Offering and will be in compliance with applicable Canadian Securities Laws in all material respects; and (iii) not omit any material fact or information which is necessary to make the statements or information contained therein not misleading in light of the circumstances under which they were made.

(hhh)	COVID-19. Except as disclosed in the Public Disclosure Record or as mandated by or in conformity with the recommendations of a Governmental Authority, there has been no material closure, suspension or disruption to, the operations or workforce productivity of the Corporation or the Subsidiaries as a result of the COVID-19 Pandemic and, except as disclosed in the Public Disclosure Record, any such government mandatory closures have not materially affected the Corporation or its Subsidiaries, on a consolidated basis. The Corporation has been monitoring the COVID-19 Pandemic and the potential impact on all of its operations and has put in place measures it considers reasonable and in accordance in all material respects with the recommendations of Governmental Authorities to ensure the wellness of all of its employees and surrounding communities where the Corporation and the Subsidiaries continue to operate.

(iii)	U.S. Private Placement Memorandum. The U.S. Private Placement Memorandum has been prepared in a form customary for a private placement offering of equity securities of a Canadian issuer into the United States pursuant to Rule 144A concurrent with a public offering in Canada, and does not and will not contain any material disclosures regarding the Corporation or its Subsidiaries other than as set forth in the Prospectus or in any Prospectus Amendment, if any, in each case, that is included therein.

(jjj)	Green Roads Acquisition.

(i)	The Green Roads Agreement has not been amended nor have any terms and conditions thereof been waived in any material respect.

(ii)	The Corporation is not aware of any facts or circumstances that would cause it to believe that the Green Roads Acquisition will not be completed on the terms set forth in the Green Roads Agreement or that the Green Roads Agreement will be terminated.

(iii)	The Green Roads Acquisition does not constitute a “significant acquisition” (within the meaning of such term under NI 51-102) nor is it a “probable acquisition” (within the meaning of such term under NI 44 101F1).

(iv)	To the knowledge of the Corporation, none of the Corporation, the Company, the Sellers or the Clarity Sellers (each as defined under the Green Roads Agreement) are in material breach of their respective representations, warranties or covenants in the Green Roads Agreement.

(v)	The Corporation has provided the Underwriters with copies of the licences and all related documents and material correspondence issued pursuant to Applicable Laws, to the extent that they are in the possession of the Corporation, of any of the Green Roads Entities and, to the knowledge of the Corporation, the Green Roads Entities are, in compliance in all material respects with the terms and conditions of all such licences and all other licences required in connection with their respective businesses.

(kkk)	US Operations.

(i)	Neither the Corporation nor any of its Subsidiaries nor any director, officer, employee or any agent or other person acting on behalf of the Corporation or any Subsidiary in such capacity (collectively, “Covered Persons”) nor, to the Corporation’s knowledge after reasonable inquiry, any entity in which the Corporation directly or indirectly has an interest, has cultivated, produced, processed, imported, exported, sold or distributed any cannabis (with the exception of hemp or hemp-derivatives) or has otherwise engaged in, or targeted or derived (or reasonably expects to derive) revenues or funds from, any direct or indirect dealings or transactions with respect to the foregoing activities in or to any jurisdiction where such activity is, or at the relevant time was, illegal (including the United States). In addition, no Covered Person has any current intention to engage in any of the foregoing. Neither the Corporation nor any of its Subsidiaries has operated in or exported any cannabis to any jurisdiction except as publicly disclosed and in compliance with applicable laws of each of the jurisdictions of import, export and transshipment. The Corporation and its Subsidiaries have instituted and maintained policies and procedures reasonably designed to ensure that the Corporation and its Subsidiaries do not carry on any activities in, or distribute any products to, any jurisdiction where such activities or products are not fully in compliance with applicable laws, and that the Corporation and its Subsidiaries do not maintain investments in any entity that carries on any activities in, or distributes any products to, any jurisdiction where such activities or products are not fully in compliance with applicable laws.

(ii)	Neither the Corporation nor any Subsidiary has engaged in, or will engage in, (i) any direct or indirect dealings or transactions in violation of United States federal or state criminal laws, including the Controlled Substances Act, the Racketeer Influenced and Corrupt Organizations Act, the Travel Act, the Bank Secrecy Act, the Agricultural Improvement Act of 2018, or any anti-money laundering statute, or (ii) any “aiding and abetting” in any violation of United States federal or state criminal laws. No action, suit or proceeding by or before any United States Governmental Authority involving the Corporation or any of its Subsidiaries with respect to United States federal or state criminal laws is pending or threatened. There are no ongoing investigations being conducted by any United States Governmental Authority into potential violations of any of the criminal laws mentioned in (ii) above, and there has been no such investigation since the Corporation’s founding. For greater certainty, the Corporation does not currently have any U.S. “marijuana-related activities” as defined in Canadian Securities Administrators’ Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities and complies with TSX Staff Notice 2017- 0009.

Section 9	Covenants of the Corporation

(1)	The Corporation covenants and agrees with the Underwriters, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Securities, as follows:

(a)	Notification of Filings. The Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when the Offering Documents have been filed and receipts, as applicable, therefor have been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts.

(b)	Standstill. The Corporation will not directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or equity securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or equity securities of the Corporation for a period of 90 days after the Closing Date, without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld, except in conjunction with: (a) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements; (b) the exercise of outstanding warrants or other convertible securities of the Corporation; (c) obligations of the Corporation in respect of existing agreements; or (d) the issuance of securities by the Corporation in connection with acquisitions in the normal course of business.

(c)	Lock-Up Agreements. The Corporation will cause each of the directors and officers of the Corporation, to enter into lock-up agreements to be executed concurrently with the closing of the Offering in a form satisfactory to the Corporation and the Lead Underwriter, on behalf of the Underwriters, each acting reasonably, pursuant to which each such person agrees not to, directly or indirectly, offer, issue, sell, grant, secure, pledge or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, the economic value of any Common Shares or equity securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or equity securities of the Corporation for a period of 90 days after the Closing Date, without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld, except in conjunction with: (a) if the Corporation receives an offer, which has not been withdrawn, to enter into a transaction or arrangement, or proposed transaction or arrangement, pursuant to which, if entered into or completed substantially in accordance with its terms, a party could, directly or indirectly acquire an interest (including an economic interest) in, or become the holder of, 100% of the total number of Common Shares of the Corporation, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buyback, securities issue, reverse takeover, dual-listed corporate structure or other synthetic merger, transaction or arrangement; (b) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements; (c) the exercise of outstanding warrants or other convertible securities of the Corporation; or (d) obligations of the Corporation in respect of existing agreements. The definitive terms of such lock-up agreement shall be negotiated between the parties in good faith and contain customary provisions;

(d)	Maintain Existence. The Corporation shall use commercially reasonable efforts to remain a corporation validly subsisting under the laws of its jurisdiction of incorporation, licenced, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary, and shall carry on its Business in the ordinary course and in compliance in all material respects with all Applicable Laws, rules and regulations of each such jurisdiction for a period of 36 months following the Closing Date, provided that the Corporation shall not be required to comply with this Section 9(1)(d) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “distributing corporation” (within the meaning of the Canada Business Corporations Act);

(e)	Maintain Reporting Issuer Status. The Corporation will use its commercially reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws in each of the Qualifying Jurisdictions, and following the filing of the Final Prospectus in each of the Qualifying Jurisdictions, to the date that is at least 36 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation.

(f)	Maintain Stock Exchange Listing. The Corporation will use its commercially reasonable best efforts to maintain the listing of the Common Shares (including those issuable pursuant to the Offering) on the TSX or such other recognized stock exchange or quotation system as the Underwriters may approve, acting reasonably, for a period of at least 36 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation.

(g)	Validly Issued Shares. The Corporation will, provided it receives payment therefor, ensure that at the Closing Time the Unit Shares and, if applicable, the Over-Allotment Shares, have been duly and validly issued as fully paid and non-assessable Common Shares.

(h)	Validly Issued Warrants. The Corporation will ensure that, at the Closing Time, the Warrants and, if applicable, the Over-Allotment Warrants, shall be validly created and issued and shall have attributes corresponding in all material respects to the description set forth in the Warrant Indenture.

(i)	Reservation of Shares. The Corporation will ensure that that, at all times following the issue of the Warrants and the Over-Allotment Warrants (if any) until the expiry date thereof, that a sufficient number of applicable Common Shares are allotted and reserved for issuance upon the due exercise of the Warrants and the Over-Allotment Warrants.

(j)	Warrant Agent. The Corporation will duly appoint the Transfer Agent as the warrant agent under the Warrant Indenture at or prior to the Closing Time.

(k)	Use of Proceeds. The Corporation will use the proceeds of the Offering in the manner specified in the Prospectus under the heading “Use of Proceeds”.

(l)	Consents and Approvals. The Corporation will have made or obtained, as applicable, using commercially reasonable best efforts at or prior to the Closing Time, all consents, approvals, permits, authorizations or filings as may be required by the Corporation under Securities Laws necessary for the consummation of the transactions contemplated herein, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Securities Laws and the rules of the TSX.

(m)	Closing Conditions. The Corporation will have, at or prior to the Closing Time, fulfilled or caused to be fulfilled, each of the conditions set out in Section 11 hereof.

Section 10	Representations and Warranties of the Underwriters

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation, the following:

(a)	Registration. The Underwriters are, and will remain so, until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder;

(b)	Authority. The Underwriters have good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(c)	Marketing Materials. Other than the Marketing Materials, the Underwriters have not provided any marketing materials to any potential investors in connection with the Offering.

(d)	Restricted Dealer. A.G.P./Alliance Global Partners covenants and agrees with the Company that it will only offer and sell the Offered Securities outside of Canada and it will not, directly or indirectly, advertise or solicit offers to purchase or sell the Offered Securities in Canada or to residents of Canada. For the avoidance of doubt, A.G.P./Alliance Global Partners are not acting as underwriters of the Offered Securities in Canada.

Section 11	Conditions of Closing

(1)	The Underwriters’ obligation to purchase the Offered Securities pursuant to this Agreement (including the obligation to complete the purchase of the Initial Units and the Over-Allotment Securities, as the case may be) shall be subject to the following conditions having been met at the Closing Time:

(a)	the Underwriters receiving favourable legal opinions from Stikeman Elliott LLP, counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to counsel to the Underwriters as to the qualification of the Offered Securities for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditor or Transfer Agent of the Corporation), substantially to the effect set forth below, subject to customary assumptions, qualifications and limitations:

(i)	the Corporation is a corporation validly continued and existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to carry on business, to own and lease properties and assets;

(ii)	the Corporation has all necessary corporate power and authority to (i) execute, deliver and perform its obligations under this Agreement and the Warrant Indenture, as applicable, (ii) to create, issue and sell the Offered Securities, and (iii) to grant the Over-Allotment Option;

(iii)	the authorized and issued capital of the Corporation;

(iv)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the Warrant Indenture, as applicable, and the performance of its obligations under the Agreement and the Warrant Indenture, and this Agreement and the Warrant Indenture have been duly executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against it in accordance with their terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement and the Warrant Indenture may be limited by Applicable Law;

(v)	the execution and delivery of this Agreement and the Warrant Indenture and the fulfilment of the terms of this Agreement and the Warrant Indenture by the Corporation and the issuance, sale and delivery of the Offered Securities, the grant of the Over-Allotment Option, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the articles and by-laws of the Corporation, any resolutions of the shareholders or directors of the Corporation that were approved since an agreed upon date, or any applicable corporate law or Securities Laws;

(vi)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Offering Documents (and any Prospectus Amendment) and the filing thereof with the Securities Commissions in the Qualifying Jurisdictions;

(vii)	the Unit Shares have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(viii)	the Unit Warrants have been validly created and issued as warrants of the Corporation;

(ix)	the Over-Allotment Option has been duly and validly authorized and granted by the Corporation, and the Over-Allotment Shares and Over- Allotment Warrants issuable upon the exercise of the Over-Allotment Option have been duly and validly created, allotted and reserved for issuance by the Corporation and, upon the exercise of the Over-Allotment Option, including receipt by the Corporation of payment in full therefor, the Over-Allotment Shares and Over-Allotment Warrants will be duly and validly created, authorized, issued and outstanding and the Over-Allotment Shares will be fully paid and non-assessable shares;

(x)	the Warrant Shares and Over-Allotment Warrant Shares have been duly and validly authorized, allotted and reserved for issuance, and upon due exercise of the Unit Warrants and Over-Allotment Warrants, as applicable, in accordance with their respective terms, the Warrant Shares and Over- Allotment Warrant Shares will be validly issued as fully paid and non- assessable shares in the capital of the Corporation;

(xi)	all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Canadian Securities Laws to qualify the distribution to the public of the Offered Securities in the Qualifying Jurisdictions by or through persons who are duly registered under the applicable Canadian Securities Laws and who have complied with the relevant provisions of such applicable Canadian Securities Laws and to qualify the grant of the Over-Allotment Option;

(xii)	the issuance of the Warrant Shares and Over-Allotment Warrant Shares issuable upon exercise of the Warrants and Over-Allotment Warrants are exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under applicable Canadian Securities Laws to permit such issuance;

(xiii)	subject to the qualifications and assumptions set out therein, the statements set forth in the Prospectus under the caption “Eligibility for Investment” and “Canadian Federal Income Tax Considerations”, insofar as they purport to describe the provisions of the laws referred to therein, are fair summaries of the matters discussed therein;

(xiv)	subject only to the standard listing conditions, the Unit Shares, the Over- Allotment Shares, the Warrant Shares, the Over-Allotment Warrant Shares have been conditionally listed or approved for listing on the TSX;

(xv)	Computershare Trust Company of Canada has been duly appointed as registrar and transfer agent of the Common Shares and as warrant agent under the Warrant Indenture;

(xvi)	the attributes of the Offered Securities conform in all material respects with the description thereof contained in the Final Prospectus; and

(xvii)	to such other matters as may reasonably be requested by the Underwriters no less than 48 hours prior to the Closing Time;

in form and substance acceptable to the Underwriters and their counsel, acting reasonably.

(b)	if any of the Offered Securities are offered or sold in the United States or to, or for the account or benefit of, U.S. Persons, the Underwriters shall have received at the Closing Time a customary and favourable legal opinion dated the Closing Date in form and substance reasonably satisfactory to the Underwriters to the effect that no registration is required under the U.S. Securities Act in connection with the offer and resale of the Offered Securities under Rule 144A to Qualified Institutional Buyers, provided, that such offer, resale and delivery of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, is made in compliance with this Agreement and the terms set out in Schedule “B” hereto and provided further that it being understood that no opinion is expressed as to any subsequent resale of any Offered Securities;

(c)	the Underwriters having received certificates dated the Closing Date and signed by two senior officers of the Corporation as may be acceptable to the Underwriters, acting reasonably, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to:

(i)	the constating documents of the Corporation;

(ii)	the resolutions of the directors of the Corporation relevant to the Offering Documents, the sale of the Offered Securities, the grant of the Over-Allotment Option and the authorization of this Agreement and the Warrant Indenture and the transactions contemplated herein and therein; and

(iii)	the incumbency and signatures of signing officers for the Corporation;

(d)	the Underwriters receiving certificates of status and/or compliance, where issuable under Applicable Law, for the Corporation and the Subsidiaries, each dated within one Business Day prior to the Closing Date;

(e)	the Underwriters receiving an auditors “bring down” comfort letter dated the Closing Date from the Former Auditors, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 5(1)(c) hereof;

(f)	the Underwriters receiving an auditors “bring down” comfort letter dated the Closing Date from the Corporation’s Auditors, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 5(1)(c) hereof;

(g)	the Underwriters receiving a certificate dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer or such other senior officer(s) of the Corporation as may be acceptable to the Underwriters, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries, that:

(i)	the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct in all material respects as of the Closing Time as if such representations and warranties were made as at the Closing Time, after giving effect to the transactions contemplated hereby;

(ii)	the Corporation has complied in all material respects with all the covenants and satisfied in all material respects all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(iii)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading or prohibiting the sale of the Offered Securities or any other securities of the Corporation (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority; and

(iv)	the Prospectus Supplement is true and correct in all material respects and contains no misrepresentation, constitute full, true and plain disclosure of all material facts relating to the Offered Securities and to the Corporation and its Subsidiaries considered as a whole and do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(h)	the Underwriters receiving the executed lock-up agreements, in favour of the Underwriters, from each director and officer of the Corporation in a form satisfactory to the Underwriters as required pursuant to Section 9(1)(c) of this Agreement;

(i)	the Underwriters receiving a certificate from Computershare Trust Company of Canada as to the number of Common Shares issued and outstanding as at the end of Business Day on the date prior to the Closing Date;

(j)	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Securities or any of the Corporation’s issued securities being issued and no proceeding for such purpose being pending or, to the knowledge of the Corporation, threatened by any securities regulatory authority or the TSX;

(k)	the Corporation having delivered to the Underwriters evidence of the approval (or conditional approval) of the listing and posting for trading of the Unit Shares, Warrant Shares, Over-Allotment Shares and Over-Allotment Warrant Shares on the TSX, subject only to satisfaction by the Corporation of standard listing conditions;

(l)	the Corporation complying with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Closing Time;

(m)	the Underwriters not having exercised any rights of termination set forth herein; and

(n)	the Underwriters having received such further certificates, opinions of counsel and other documentation from the Corporation contemplated herein, provided, however, that the Underwriters or their counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document.

Section 12	Closing

(1)	Location of Closing. The Offering will be completed electronically at the Closing Time.

(2)	Securities. At the Closing Time, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters in Toronto, Ontario, the Initial Units in electronic form, unless otherwise directed by the Lead Underwriter, on behalf of the Underwriters, against payment to the Corporation by the Underwriters of the aggregate Offering Price for the Initial Units by wire transfer or certified cheque, net of the Commission and expenses of the Underwriters payable by the Corporation as set out in this Agreement.

(3)	Settlement. Except for issuances to purchasers that are, or are acting for the account or benefit of, a person in the United States or a U.S. Person (except Qualified Institutional Buyers) who shall be issued the Initial Units in a certificated form, the Corporation shall cause the Transfer Agent to issue electronically and register through the non-certificated inventory process, the Initial Units against payment therefor in the manner as set forth above, such electronic issuance being registered in the name of CDS (or in such other name as Stifel GMP, on behalf of the Underwriters, may direct); and

(a)	Stifel GMP will create an instant deposit in CDS’s automated clearing and settlement system in the aggregate amount of Initial Units to be purchased through the non-certificated inventory process and shall provide the deposit identification number (the “Deposit ID”) to the Transfer Agent prior to the Closing Time to permit the further crediting of the accounts of those participants of CDS acting on behalf of purchasers of such Initial Units;

(b)	the Corporation shall provide an executed treasury direction, dated as of the Closing Date, to the Transfer Agent authorizing and directing the Transfer Agent to issue a non-certificated inventory credit to CDS in the amount equal to the aggregate number of Initial Units to be purchased through the non-certificated inventory process; and

(c)	the Corporation shall cause the Transfer Agent to electronically confirm the CDS deposit represented by the Deposit ID.

Section 13	Closing of the Over-Allotment Option

(1)	Written Notice of Exercise. The Over-Allotment Option may be exercised in whole or in part at any time, and from time to time, until that date which is 30 days following the Closing Date. Stifel GMP, on behalf of the Underwriters, shall provide written notice to the Corporation of its election to exercise the Over-Allotment Option, which notice will set forth: (i) the aggregate number of Over-Allotment Securities to be purchased; and (ii) the closing date for the Over-Allotment Securities, provided that such closing date shall not be less than two Business Days and no more than seven Business Days following the date of such notice, and in any event not later than the 30th day following the Closing Date.

(2)	Closing. The purchase and sale of the Over-Allotment Securities, if required, shall be completed at such time and place as the Underwriters and the Corporation may agree, and in accordance with Section 13(1) above.

(3)	Securities. At the closing of the Over-Allotment Option, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters the Over-Allotment Securities, in electronic or certificated form, registered as directed by the Underwriters, against payment to the Corporation by the Underwriters of the aggregate Offering Price for the Over-Allotment Securities being issued and sold by wire transfer or certified cheque, net of the Commission and any expenses of the Underwriters payable by the Corporation as set out in this Agreement.

(4)	Deliveries. The applicable terms, conditions and provisions of this Agreement (including the provisions of Section 11 relating to closing deliveries) shall apply mutatis mutandis to the Closing of the issuance of any Over-Allotment Securities pursuant to any exercise of the Over-Allotment Option.

(5)	Adjustments. In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Offering Price and to the number of Over-Allotment Securities issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

Section 14	Indemnification and Contribution

(1)	The Corporation, its Subsidiaries and affiliates (collectively, the “Indemnitor”) hereby agree to indemnify and hold harmless Stifel GMP, each of the Underwriters, their subsidiaries and affiliates, and each of their respective directors, officers, partners, shareholders, employees and agents, and each other person, if any, controlling an Underwriter, or any of its respective subsidiaries and affiliates (collectively, the “Indemnified Parties” and each, an “Indemnified Party”), from and against any and all losses, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel (collectively, “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively, the “Claims”) or to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the Offering, including without limitation, the services provided by the Indemnified Parties in connection with the Offering or the purchase and sale of the Offered Securities pursuant to the Offering, together with any Losses that are incurred in enforcing this indemnity. The Indemnitor agrees to waive any right the Indemnitor may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Indemnitor also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Indemnitor or any person asserting Claims on behalf of or in right of the Indemnitor for or in connection with the Offering (whether performed before or after the Indemnitor’s execution of this Agreement). The Indemnitor will not, without the prior written consent of Stifel GMP, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought under this indemnity (whether or not any Indemnified Party is a party to such Claim) unless the Indemnitor has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party. This indemnity shall not be available to an Indemnified Party in respect of Losses incurred where a court of competent jurisdiction in a final judgment determines that such Losses resulted solely from the gross negligence, intentional fault or wilful misconduct of the Indemnified Party.

(2)	If for any reason (other than a determination as to any of the events referred to above) this indemnity is unavailable to an Indemnified Party or is insufficient to hold an Indemnified Party harmless in respect of any Claim, the Indemnitor shall contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the Losses paid or payable by an Indemnified Party as a result of such Claim, the amount (if any) equal to (i) such amount paid or payable, minus (ii) the amount of the fees received by the Indemnified Party, if any, under the Offering.

(3)	The Indemnitor agrees that in case any legal proceeding shall be brought against, or an investigation is commenced in respect of, the Indemnitor and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of the Offering, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such reasonable disbursements and reasonable out-of-pocket expenses incurred by the personnel in connection therewith) shall be paid by the Indemnitor as they occur.

(4)	Stifel GMP or such other Indemnified Party will notify the Indemnitor promptly in writing after receiving notice of an action, suit, proceeding or claim against Stifel GMP or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, stating the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability under this indemnity which the Indemnitor would otherwise have incurred had Stifel GMP not so delayed in giving, or failed to give, the notice required hereunder.

(5)	The Indemnitor shall have 14 days after receipt of the notice referred to in Subsection 14(4) to, at its own expense, to undertake, conduct and control, and to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by experienced and competent counsel. Upon the Indemnitor notifying Stifel GMP or such other Indemnified Parties in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is assumed by the Indemnitor, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim and the Indemnitor throughout the course thereof will provide copies of all relevant documentation to such Indemnified Parties, will keep such Indemnified Parties advised of the progress thereof and will discuss with such Indemnified Parties all significant actions proposed.

(6)	Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnitor’s expense, to separately retain counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if: (i) the Indemnitor does not assume the defense of the Claim no later than 14 days after receiving actual notice of the Claim (as set forth above), (ii) the Indemnitor agrees to separate representation; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor (in which event and to that extent, the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf) or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in any of which events the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf), provided that the Indemnitor shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties. No admission of liability and no settlement of any Claim shall be made by the Indemnitor without the prior written consent of the Indemnified Parties affected (which consent may not be unreasonably withheld) unless such settlement includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by any Indemnified Party.

(7)	The Indemnitor hereby acknowledges that Stifel GMP acts as trustee for the other Indemnified Parties of the Indemnitor’s covenants under this indemnity with respect to those persons and Stifel GMP agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

(8)	The indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have (including under the Offering), shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnitor, Stifel GMP and any other Indemnified Party. The foregoing provisions shall survive any termination of the Offering.

Section 15	Fees and Expenses

(1)	At the Closing Time, the Corporation shall pay to Stifel GMP, on behalf of the Underwriters, a cash fee (the “Commission”) equal to 6.0% of the aggregate gross proceeds received from the sale of the Offered Securities (including for certainty on any exercise of the Over-Allotment Option) in consideration of the services to be rendered by the Underwriters in connection with the Offering. The Commission will be netted out of the gross proceeds of the Offering. Notwithstanding the foregoing, the Commission shall be reduced to 2.0% (payable on up to a maximum of $10,000,000 of Offered Securities) for sales made to president’s list investors.

(2)	Whether or not the Offering is completed, all costs and expenses of or incidental to the Offering and of or incidental to all matters in connection with the transactions herein shall be borne by the Corporation, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Offered Securities, the fees and expenses of the Corporation’s counsel, auditors and independent experts, all costs and expenses related to roadshows and marketing activities, printing, filing, distribution, stock exchange approval and other regulatory compliance, and the reasonable expenses and fees incurred by the Underwriters, which shall include the reasonable legal fees (to a maximum of $100,000 exclusive of taxes, disbursements and expenses and excluding fees of any U.S. counsel to the Underwriters and all taxes and disbursements on such fees, such amount not to be exceeded without the written approval of the Corporation, such approval not to be unreasonably withheld) of the Underwriters’ counsel and including any such expenses incurred prior to the date of this Agreement and applicable taxes thereon. The Underwriters’ expenses will be netted out of the gross proceeds of the Offering.

Section 16	All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and each of the Corporation and the Underwriters will use its respective commercially reasonable efforts to cause all such conditions to be complied with. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Section 17	Termination by Underwriters in Certain Events

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a)	Regulatory Out – there be (i) any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Offered Securities is made, or proceedings are announced, commenced or threatened for the making of any such order, by any Securities Commission or similar regulatory authority, the TSX, other stock exchange or other competent authority, and has not been rescinded, revoked or withdrawn; or (ii) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Corporation or any of the directors or officers of the Corporation is announced, commenced or threatened by any Securities Commission or similar regulatory authority, the TSX, other stock exchange or any other competent authority or any order has been issued under or pursuant to any statute of Canada or of any province of Canada or of any other jurisdiction, or any other Applicable Law or regulatory authority (unless based solely on the activities or alleged activities of the Underwriters), or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the sole opinion of the Underwriters or any one of them, acting reasonably, the change, announcement, commencement or threatening thereof materially adversely affects the Corporation or materially prevents or restricts the trading in, or materially adversely impacts the distribution of, the Offered Securities;

(b)	Material Change Out - there should occur any (i) material change (actual, contemplated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation, change of a material fact, or any development that could result in a material change or change of a material fact which, in the sole opinion of the Underwriters, or any one of them, acting reasonably, could reasonably be expected to have a Material Adverse Effect on the Corporation or could reasonably be expected to have a significant effect on the market price or value of the Common Shares and/or Warrants or could reasonably be expected to result in purchasers of Offered Securities exercising their rights under applicable Securities Laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof; or (ii) the Underwriters, or any one of them, shall become aware of any material information with respect to the Corporation which had not been publicly disclosed and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a Material Adverse Effect on the market price or value of the Common Shares and/or Warrants;

(c)	Disaster Out - there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of any nature (including without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence or a new or change in any law or regulation or any escalation in the severity of the COVID-19 pandemic) which, in the reasonable opinion of the Lead Underwriter, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Corporation or the marketability of the Offered Securities; or

(d)	Breach Out - the Underwriters or any one of them, acting reasonably, determines that the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant or term, or any condition of this Agreement.

(2)	If this Agreement is terminated by any of the Underwriters pursuant to Section 17(1), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 14 and Section 15.

(3)	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 17 shall not be binding upon the other Underwriters.

(4)	Notwithstanding the foregoing and for the avoidance of doubt, this Agreement may be terminated at any time at or prior to the Closing Time upon the mutual written agreement of the Corporation and Stifel GMP if the parties hereto decide not to proceed with the Offering.

Section 18	Obligations of the Underwriters to be Several

(1)	Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Offered Securities shall be several and not joint or joint and several, and shall be limited to the percentages of the aggregate number of Offered Securities to be purchased set out opposite the names of the Underwriters respectively below. Furthermore, subject to the terms of this Agreement, the parties hereto agree and acknowledge that the Commission shall be apportioned as follows: (i) a work fee equal to 5.0% of the Underwriting Fee to Stifel GMP in consideration for the work rendered by the Lead Underwriter in respect of the Offering, and (ii) the remainder of the Commission among the Underwriters as follows:

Stifel GMP	37.5%
ATB Capital Markets Inc.	25.0%
A.G.P./Alliance Global Partners	7.5%
Canaccord Genuity Corp.	7.5%
Desjardins Securities Inc.	7.5%
Haywood Securities Inc.	7.5%
M Partners Inc.	5.0%
Research Capital Corporation	2.5%

(2)	If an Underwriter shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Securities at the Closing Time for any reason whatsoever, including by reason of Section 17 hereof, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Securities which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Securities, the non-defaulting Underwriter elects not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Corporation shall have the right to either (i) proceed with the sale of the Offered Securities (less the defaulted Offered Securities) to the non-defaulting Underwriters; or (ii) terminate its obligations hereunder without liability except pursuant to the provisions of Section 14 and Section 15 in respect of the non-defaulting Underwriters.

(3)	Subject to compliance with Canadian Securities Laws, without affecting the firm obligation of the Underwriters to purchase from the Corporation 12,122,000 Initial Units at the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable efforts to sell all of the Offered Securities at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price specified herein. Such decrease in the Offering Price will not affect the Underwriters’ Commission ($0.198 per Initial Unit) to be paid by the Corporation to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Corporation ($3.102 per Initial Unit), before deducting expenses of the Offering. The Underwriters will inform the Corporation if the Offering Price is decreased.

Section 19	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered,

in the case of the Corporation, to:

The Valens Company Inc.

230 Carion Road

Kelowna, BC, Canada

V4V 2K5

Attention:	Tyler Robson, Chief Executive Officer
Email:	[*****]

with a copy of any such notice to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:	Donald Belovich
Email:	[*****]

in the case of the Underwriters, to the Lead Underwriter:

Stifel Nicolaus Canada Inc.

145 King Street West, Suite 300

Toronto, ON M5H 1J8

Attention:	Brandon Roopnarinesingh, Director
Email:	[*****]

with a copy of any such notice to:

Borden Ladner Gervais LLP

Bay Adelaide Centre, East Tower

22 Adelaide Street West, Suite 3400

Toronto, ON M5H 4E3

Attention:	Cameron A. MacDonald
Email:	[*****]

The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by telecopy and shall be deemed to have been given when: (i)  in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy on the first Business Day following the day on which it is sent.

Section 20	Miscellaneous

(a)	Actions of Underwriters. Except with respect to Section 14, Section 17 and Section 18, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by Stifel GMP and the Underwriters shall in good faith discuss with each other the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be.

(b)	Successors and Assigns. This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Corporation and their respective successors and legal representatives.

(c)	Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(d)	Time of the Essence. Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

(e)	Interpretation. The words, “hereunder”, “hereof” and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Offered Securities.

(f)	Survival. All representations, warranties, covenants and agreements of the Corporation and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive for a period ending on the date that is three years following the Closing Date. Notwithstanding the preceding sentence, Section 14 shall survive the purchase and sale of the Offered Securities and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Securities or any investigation by or on behalf of the Underwriters with respect thereto without limitation other than any limitation requirements of Applicable Law. The Underwriters and the Corporation shall be entitled to rely on the representations and warranties of the Corporation or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Corporation may undertake or which may be undertaken on their behalf.

(g)	Electronic Copies. Each of the parties hereto shall be entitled to rely on delivery of a facsimile or PDF copy of this Agreement and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

(h)	Severability. If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

(i)	Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(j)	Several and Joint. In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

(k)	Market Stabilization Activities. In connection with the distribution of the Offered Securities, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

(l)	No Fiduciary Duty. The Corporation acknowledges that in connection with the Offering, the Underwriter: (i) have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Corporation or any other person, (ii) owe the Corporation only those duties and obligations set forth in this Agreement, and (iii) may have interests that differ from those of the Corporation. The Corporation waives to the full extent permitted by Applicable Law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering.

(m)	Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings in respect of the Offering, including the engagement letter dated May 25, 2021. This Agreement may be amended or modified in any respect by written instrument only.

(n)	Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

[Remainder of page intentionally left blank]

If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.

Yours very truly,

STIFEL NICOLAUS CANADA INC.

By:	(Signed) “Brandon Roopnarinesingh”
Brandon Roopnarinesingh
Director, Investment Banking

ATB CAPITAL MARKETS INC.

By:	(Signed) “Adam Carlson”
Adam Carlson
Managing Director

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	(Signed) “Thomas J. Higgins”
Thomas J. Higgins
Managing Director

CANACCORD GENUITY CORP.

By:	(Signed) “Steve Winokur”
Steve Winokur
Managing Director

DESJARDINS SECURITIES INC.

By:	(Signed) “William Tebbutt”
William Tebbutt
Managing Director, Investment Banking

HAYWOOD SECURITIES INC.

By:	(Signed) “Mathieu Couillard”
Mathieu Couillard
Managing Director

M PARTNERS INC.

By:	(Signed) “Steve Isenberg”
Steve Isenberg
Chief Executive Officer

RESEARCH CAPITAL CORPORATION

By:	(Signed) “Jeff Reymer”
Jeff Reymer
Managing Director, Investment Banking

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

THE VALENS COMPANY INC.

By:	(signed) "A. Tyler Robson"
A. Tyler Robson
Chief Executive Officer

SCHEDULE “A”

SUBSIDIARIES

Name	Jurisdiction of Incorporation	Authorized Share Capital	Ownership
Valens Agritech Ltd.	Canada	Unlimited Class A voting participating common shares, unlimited Class B non-voting participating common shares and preferred shares	100%
Valens Farms Ltd.	British Columbia	Unlimited common shares	100%
Valens Labs Ltd.	British Columbia	Unlimited common shares	100%
Southern Cliff Brands Inc. (d/b/a Pommies Cider Co.)	Ontario	Unlimited Class A voting special shares, unlimited number of Class B non-voting special shares, and unlimited common shares	100%
Valens Australia Pty Ltd.	Western Australia	Ordinary shares	100%

SCHEDULE “B”

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

(In the event of any U.S. sales)

1.	Capitalized terms used in this Schedule “B” and not defined in this Schedule “B” shall have the meanings given in the Underwriting Agreement to which this Schedule “B” is annexed and the following terms shall have the meanings indicated:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “B”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of such Offered Securities;

“Disqualification Event” has the meaning ascribed thereto in Section 2(j);

“Foreign Issuer” means a “foreign issuer” as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “B”, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States, or (b) a national of any country other than the United States, or (c) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last Business Day of its most recently completed second fiscal quarter:(1)   more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States, and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published on the Internet or in any newspaper, magazine or similar media or broadcast over television, radio or on the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any manner involving a public offering within the meaning of section 4(a)(2) of the U.S. Securities Act;

“Issuer Covered Person” has the meaning ascribed thereto in Section 2(j);

“Offshore Transaction” means “offshore transaction” as defined in Rule 902(h) of Regulation S;

“Selling Firms” means the Underwriters together with other investment dealers and brokers which participate in the offer and sale of the Offered Securities under the terms of this Agreement, including this Schedule “B”;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

“U.S. Purchaser” means any purchaser of the Offered Securities that is, or is acting for the account or benefit of, a person in the United States, or any person offered the Offered Securities in the United States.

2.	The Corporation represents, warrants and covenants to the Underwriters and the U.S. Affiliates that, as of the date of this Agreement and the Closing Time:

(a)	the Corporation is, and at each closing will be, a Foreign Issuer, and there is no Substantial U.S. Market Interest with respect to the Offered Securities or any other class of equity securities of the Corporation;

(b)	none of the Corporation, its affiliates (as defined in Rule 405 under the U.S. Securities Act) or any person acting on its or their behalf (except for the Underwriters, their respective U.S. Affiliates and any person acting on their behalf, as to whom no representation, warranty or covenant is made) (i) has engaged or will engage in any Directed Selling Efforts, (ii) has taken or will take any action that would cause the exemption afforded by Rule 144A (or any other U.S. private resale exemption thereunder being relied upon in connection with offers and sales of the Offered Securities, including any applicable U.S. state securities laws) to be unavailable for offers and resales of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons in accordance with this Schedule “B”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities in Offshore Transactions in accordance with the Underwriting Agreement, or (iii) has engaged in or will engage in any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act with respect to offers or sales of the Offered Securities to, or for the account or benefit of, persons in the United States;

(c)	the Offered Securities satisfy the requirements set forth in Rule 144A(d)(3) under the U.S. Securities Act;

(d)	so long as any Offered Securities which have been sold to, or for the account or benefit of, persons in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is neither exempt from reporting pursuant to Rule 12g3-2(b) of the U.S. Exchange Act nor subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act, the Corporation will furnish to any holder of such Offered Securities and any prospective purchaser of the Offered Securities designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of such Offered Securities to effect resales under Rule 144A);

(e)	except with respect to the offer and sale of the Offered Securities offered under this Agreement, the Corporation has not, within six months before the commencement of the offer and sale of the Offered Securities, and will not within six months after the latest of the Closing Date and any closing of the Over-Allotment Option, offer or sell any securities in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemptions from registration pursuant to Rule 144A or the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Securities;

(f)	except with respect to offers and resales of Offered Securities to Qualified Institutional Buyers in reliance on Rule 144A, pursuant to the terms of this Agreement, none of the Corporation, any of its affiliates, or any person acting on their behalf has made or will make (i) any offer to sell, or any solicitation of an offer to buy, any Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, or (ii) any sale of the Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is outside the United States or the Corporation, its affiliates an any person acting on their behalf reasonably believe that the purchaser is outside the United States;

(g)	the Corporation is not, and after giving effect to the offer and sale of the Offered Securities and the application of the proceeds as described in the Prospectus, will not be, an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended, registered or required to be registered under such Act;

(h)	none of the Corporation or any of its predecessors or subsidiaries has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated under the U.S. Exchange Act;

(i)	upon receipt of a written request from a purchaser that is, or is purchasing for the account or benefit of, a person in the United States, the Corporation shall use commercially reasonable efforts to make a determination if the Corporation is a “passive foreign investment company” (a “PFIC”) within the meaning of section 1297(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), during any calendar year following the purchase of Offered Securities by such purchaser, and if the Corporation determines that it is a PFIC during such year, the Corporation will use commercially reasonable efforts to provide to such purchaser, upon written request, all information that would be required under applicable United States Treasury regulations to permit a United States shareholder to make an election to treat the Corporation as a “qualified electing fund” for the purposes of the Code;

(j)	at the Closing Time, the Corporation is not aware of any person (other than the Underwriters) that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the offer and sale of any Offered Securities;

(k)	the Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable state Securities Laws to be filed by it in connection with the offer and sale of the Offered Securities;

(l)	none of the Corporation, its affiliates or any person on any of their behalf (other than the Underwriters, their U.S. Affiliates, and any person acting on their behalf, as to whom no representation, warranty or covenant is made) has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities; and

(m)	the Offered Securities and the Company’s Common Shares are not, and as of the Closing will not be, and no securities of the same class as the Offered Securities or the Company’s Common Shares are: (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in an “automated inter-dealer quotation system”, as such term is used in the U.S. Exchange Act; or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) upon issuance of less than ten percent for securities so listed or quoted.

3.	Each of the Underwriters, severally and not jointly, represents and warrants to the Corporation that, as of the date of this Agreement, the Closing Time and any closing of the Over-Allotment Option:

(a)	it acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Laws or applicable U.S. state Securities Laws and may not be offered or resold in the United States or to, or for the account or benefit of, U.S. Persons, except pursuant to transactions exempt from or not subject to the registration requirements under the U.S. Securities Laws and exemptions from registration or notice requirements under applicable U.S. state Securities Laws. Accordingly, it has offered and resold, and will offer and resell, the Offered Securities forming part of its allotment only (a) in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) as provided in paragraphs 3(b) through 3(n) below. None of it, its U.S. Affiliate or any person acting on its or their behalf, has made or will make (except as permitted in paragraphs 3(b) through 3(m) below): (i) any offer to sell or any solicitation of an offer to buy, any Offered Securities in the United States or to, or for the account or benefit of, any U.S. Person in the United States; or (ii) any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or it, its U.S. Affiliate or persons acting on their behalf reasonably believed that such purchaser was outside the United States and not a U.S. Person. None of it, its U.S. Affiliate, or any persons acting on its or their behalf has engaged or will engaged in any Directed Selling Efforts;

(b)	it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its U.S. Affiliate, any U.S. Affiliate of any Selling Firms or with the prior written consent of the Corporation. It shall require each Selling Firm and its U.S. Affiliate to agree, for the benefit of the Corporation, to be bound by and to comply with, and shall use its commercially reasonable efforts to ensure that each Selling Firm and its U.S. Affiliate complies with, the provisions of this Schedule “B” as if such provisions applied to such Selling Firm or U.S. Affiliate;

(c)	all offers and sales of the Offered Securities by it in the United States or to, or for the account or benefit of, U.S. Persons have been and will be effected only by its U.S. Affiliate, and in all such cases in compliance with the U.S. Securities Laws and all other applicable United States federal and state laws relating to the registration and conduct of securities brokers and dealers and all applicable U.S. state Securities Laws;

(d)	its U.S. Affiliate is, and will be on the date of each offer and sale of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state Securities Laws (unless exempt therefrom) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.;

(e)	it and its affiliates have not solicited and will not solicit, either directly or through a person acting on its or their behalf, offers for, and have not offered to resell and will not offer to resell, Offered Securities in the United States or to, or for the account or benefit of, U.S Persons by any form of General Solicitation or General Advertising or have otherwise engaged or will engage in any conduct involving a public offering within the meaning of Section 4(a)(2) in connection with the offer and sale of the Offered Securities;

(f)	its U.S. Affiliate offering the Offering Securities to Qualified Institutional Buyers pursuant to Rule 144A in the United States is a Qualified Institutional Buyer and immediately prior to soliciting any offerees of Offered Securities in the United States or that are purchasing for the account or benefit of U.S. Persons, the Underwriter, its U.S. Affiliate and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree solicited by it pursuant to Rule 144A was a Qualified Institutional Buyer, and at the time of completion of each sale of Offered Securities in the United States or to, or for the account or benefit of, such U.S. Person, the Underwriter, its U.S. Affiliate, and any person acting on its or their behalf will have reasonable ground to believe and will believe, that each purchaser thereof is a Qualified Institutional Buyer;

(g)	each offeree of Offered Securities solicited by it that is, or is acting for the account or benefit of, a U.S. Person shall be provided with a copy of the U.S. Private Placement Memorandum and each purchaser of Offered Securities from it that is, or is acting for the account or benefit of, a U.S. Person shall be provided, prior to the time of its purchase of any Offered Securities, with a copy of the final U.S. Private Placement Memorandum and no other written material will be used in connection with the offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons;

(h)	at least one Business Day prior to the time of delivery, the Corporation and its transfer agent will be provided with a list of all purchasers of the Offered Securities in the United States or purchasing for the account or benefit of, U.S. Persons solicited by it;

(i)	prior to any sale of Offered Securities to a U.S. Purchaser, it shall cause each such U.S. Purchaser that is a Qualified Institutional Buyer purchasing such Offered Securities pursuant to Rule 144A to execute a Qualified Institutional Buyer Letter in the form attached as Exhibit I to the final U.S. Private Placement Memorandum;

(j)	at the Closing, each Underwriter (together with its U.S. Affiliate) that participated in the offer of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, will provide a certificate, substantially in the form of Appendix I to this Schedule “B”, relating to the manner of the offer and sale of the Offered Securities that in the United States or to, or for the account or benefit of, U.S. Persons, or will be deemed to have represented that neither it nor its U.S. Affiliate offered or sold Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons;

(k)	neither it, nor any of its affiliates or any person acting on its or their behalf has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities; and

(l)	it will inform, and will cause its U.S. Affiliate to inform, all purchasers of the Offered Securities in the United States or purchasing for the account or benefit of, U.S. Persons that by delivery of the U.S. Private Placement Memorandum the Offered Securities have not been and will not be registered under the U.S. Securities Act and are “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act and are being offered and sold to them without registration under the U.S. Securities Act in reliance upon an exemption from such registration pursuant to Rule 144A.

APPENDIX I

TO SCHEDULE “B”

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States or to, or for the account or benefit of, U.S. Persons of Offered Securities of The Valens Company Inc. (the “Corporation”) pursuant to the underwriting agreement dated May 27, 2021, between the Corporation and the Underwriters named in the underwriting agreement (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

(a)	the U.S. Affiliate is a duly registered broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state in which an offer or sale of Offered Securities was made (unless exempted from the respective state’s broker- dealer registration requirements), and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. on the date of this certificate and on the date of each offer and resale of Offered Securities made by it, and all offers and resales of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons have been effected by the U.S. Affiliate in accordance with all applicable U.S. broker-dealer requirements;

(b)	each purchaser of Offered Securities that is, or is acting for the account or benefit of, a U.S. Person solicited by us was, prior to the sale of Offered Securities to such purchaser, provided with a copy of the final U.S. Private Placement Memorandum, and we have not used and will not use any written material other than the U.S. Private Placement Memorandum in connection with the offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons;

(c)	immediately prior to our transmitting the U.S. Private Placement Memorandum to offerees of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons we had reasonable grounds to believe, and did believe, that each offeree was a Qualified Institutional Buyer with whom we have a pre-existing relationship, and on the date of this certificate we continue to believe that each purchaser of the Offered Securities purchasing from us through the U.S. Affiliate is a Qualified Institutional Buyer;

(d)	no form of General Solicitation or General Advertising was used by us or our U.S. Affiliate (or any of our representatives) in connection with the offer or sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons;

(e)	in connection with each sale of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons that are Qualified Institutional Buyers purchasing pursuant to Rule 144A, we caused each such U.S. Purchaser to execute and deliver a Qualified Institutional Buyer Letter in the form of Exhibit I attached to the final U.S. Private Placement Memorandum;

(f)	no Directed Selling Efforts were engaged in by us with respect to the offer or sale of the Offered Securities by us; and

(g)	the offering of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons has been conducted by us in accordance with the Underwriting Agreement, including Schedule “B” to the Underwriting Agreement.

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Capitalized terms used in this certificate and not defined in this certificate have the meanings ascribed thereto in the Underwriting Agreement (including Schedule “B” to the Underwriting Agreement).

DATED the day of , 2021.

[UNDERWRITER]	[U.S. AFFILIATE]

By:	By:
Name:		Name:
Title:		Title: